

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 15, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of APTIV PLC guaranteed by Aptiv Corporation, Aptiv International Holdings (UK) LLP and Aptiv Holdings US Limited under the Exchange Act of 1934:

- 4.350% Senior Notes due 2029

- 5.400% Senior Notes due 2049

Sincerely,